UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Dines, Steven
   12634 Miller Avenue
   Saratoga, CA  95070
2. Date of Event Requiring Statement (Month/Day/Year)
   06/13/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP & GM, Mass Storage Prod Div

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 1,583               I   by Spouse

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right    05/06/95 05/16/01  Common Stock                 8,500      $7.3125    D
to buy)
Non-Qualified Stock Option      (1)       04/30/07  Common Stock                 17,086     $9.1875    D
(right to buy)
Incentive Stock Option (right   (2)       04/30/07  Common Stock                 32,640     $9.1875    D
to buy)

Explanation of Responses:

(1)
11,846 shares exercisable on 4/30/98 and the remaining 5,240 shares vest periodically thru 9/25/00.
(2)
10,880 shares exercisable on 4/30/98 and the remaining 21,760 shares vest periodically thru 9/25/00.

SIGNATURE OF REPORTING PERSON
/S/ STEVEN DINES
DATE 06/18/97